Exhibit 99.1

399 PARK AVENUE 5th FLOOR NEW YORK, NEW YORK 10022 T 212 883 3800 F 212 880 4260

June 5, 2017

Special Committee of the Board of Directors

Caesars Acquisition Company

One Caesars Palace Drive

Las Vegas, NV 89109

Members of the Special Committee:

We hereby consent to the inclusion of our opinion letter, dated February 17, 2017, to the Special Committee of the Board of Directors of Caesars Acquisition Company (“CAC”) as Annex D to, and to the reference thereto under the headings “Summary—Opinion of Financial Advisor to the CAC Special Committee”, “CEC and CAC Proposal 1: Adoption of the Merger Agreement and Approval of the Merger—Background of the Transactions”, “CEC and CAC Proposal 1: Adoption of the Merger Agreement and Approval of the Merger—CAC’s Reasons for the Merger; Recommendation of the CAC Special Committee and CAC Board of Directors” and “CEC and CAC Proposal 1: Adoption of the Merger Agreement and Approval of the Merger—Opinion of Financial Advisor to the CAC Special Committee” in the joint proxy statement/prospectus relating to the proposed transaction involving CAC and Caesars Entertainment Corporation, which joint proxy statement/prospectus forms a part of the Registration Statement on Form S-4 of CAC.

By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under Section 7 of, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

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